Maris-Tech Ltd.

3 Golda Meir Street

Ness Ziona, Israel 7403648

November 1, 2021

Via EDGAR

Jennifer Angelini

Geoffrey Kruczek

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, DC 20549

Re:	Maris Tech Ltd. Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted October 15, 2021 CIK No. 0001872964

Dear Sir and Madam:

The purpose of this letter is to respond to your letter of October 26, 2021, regarding the abovementioned Amendment No. 2 to Draft Registration Statement on Form F-1. For your convenience, your original comments appear in bold text, followed by our response. On November 1, 2021, we publicly filed the Registration Statement on Form F-1 (the “Form F-1”). Page references in our responses are to the Form F-1. Capitalized terms used, but not defined, in this letter have the meanings ascribed to such terms in the Form F-1.

Amendment No. 2 to Draft Registration Statement on Form F-1

Taxation, page 102

1.	We note your response to prior comment 10. Please further revise your disclosure in response to the following:

●	Clarify whether the definition of “interested party” under the Research Law applies solely to 5% or greater shareholders, or if there are other situations in which non-Israeli citizens or residents would be deemed such.

●	Identify whether the Company or the “interested party” is obligated under the Research Law to provide notice and clarify the timing thereof.

●	Identify which party has potential liability under the Research Law for lack of compliance with the notice requirements.

●	Disclose any other obligations investors may have vis-à-vis the IIA, such as an undertaking to comply with the Research Law.

●	Describe whether, as a practical matter, investors will be required to provide the Company with citizenship and residence status, and the potential consequences if this information is not provided.

●	Disclose the potential risks to investors from any noncompliance, if material.

Response: In response to the Staff’s comment we have revised the disclosure on pages 102-103 of the Form F-1. In addition, we respectfully advise the Staff that the definition of “interested party” applicable to the Research Law with respect to non-Israeli citizens or residents is limited to the obligation to file a notice with the Israel Innovation Authority (“IIA”) prior to becoming a holder of 5% of more of the Company’s outstanding share capital. The Research Law provides that each of the Company and the person becoming an “interested party” is obligated to provide notice to the IIA prior to becoming an “interested party”, including an undertaking to strictly observe all the requirements of the Innovation Law and the provisions of the applicable regulations, rules, procedures and benefit plans, as applied to the Company and as directed by the IIA, in particular those requirements relating to the prohibition on the transfer of know-how and/or production rights; and as a shareholder of the Company, to make all reasonable efforts to cause the Company to strictly observe all the requirements of the Research Law and the provisions of the applicable regulations, rules, procedures and benefit plans, as applied to the Company and as directed by the IIA, in particular those requirements relating to the prohibition on the transfer of know-how and/or production rights.

Maris-Tech Ltd.

Securities and Exchange Commission

Section 47B of the Research Law empowers the IIA to impose financial sanctions on the Company for failure to provide the required prior notification if such notification is not filed within 45 days following the Company’s receipt of written notice from the IIA of the Company’s failure to provide such notification or for the Company’s failure to provide the IIA with any requested information. Such financial sanctions range from NIS 6,000 (approximately USD $1,900) for the Company’s failure to provide the required notice of an investor becoming an “interested party” and NIS 24,000 (approximately USD $7,500) for the Company’s failure to provide the IIA with such requested information. While persons becoming interested parties are also required to provide prior notice to the IIA, the Research Law does not contain provisions empowering the IIA to impose sanctions or other penalties on persons who fail to provide the required notification to the IIA. Other than providing the required notification prior to becoming an “interested party”, such persons do not have any ongoing obligations under the Research Law and are not required to provide the Company with any citizenship or residency information in connection with the IIA notification. Therefore, we believe that no direct material risk exists to investors from non-compliance with the notification obligations under the Research Law.

If you have any questions or require additional information Please call the Company’s attorney, Oded Har-Even at (212) 660-5003 or Angela Gomes at (617) 338-2957, of Sullivan & Worcester LLP.

Sincerely,

Maris-Tech Ltd.

By:	/s/ Israel Bar

cc:	Oded Har-Even, Esq., Sullivan & Worcester LLP

Angela Gomes, Esq., Sullivan & Worcester LLP